February 22, 2019

RE:        RAD Diversified REIT, Inc.

       Draft Offering Statement on Form 1-A

       Submitted October 17, 2018

       CIK No. 0001721469

       File Number: 367-00175

Joshua Lobert

Division of Corporation Finance

Office of Real Estate and

Commodities

Dear Mr. Lobert:

I am writing to respond to your comment letter dated November 13, 2018. Conveyed with this Submission is our First Amended Draft Offering Statement ("FADOS").

  In response to your recommendation, we now include disclosures in our FADOS based on Items 4 and 8 of Industry Guide 5.
    Item 4:
      Item 4.A: page 10 has a tabular presentation of the various fees the Manager will receive. We have added additional comments to this page in our FADOS to clearly address this item.

      Item 4.B: Item 4.B of Industry guide 5 requires disclosure of maximum aggregate dollar front-end fees to be paid to our Manager during our first fiscal year of operations. As stated in footnote 2 of the table appearing on page 67, we do not intend to pay any front-end fees to our Manager during our first fiscal year of operations. Footnote 2 elaborates upon our intended plan to reimburse our Manager for front-end fees, but these fees shall not be paid until after the 2nd year of operation. And, payment of front-end fees to our Manager shall only be affected after we have raised a minimum of $1,000,000.00 through this offering.

      Item 4.C: page 10 of our FADOS has a tabular explanation and illustration of the terms, percentages, and formulae used in compensating our Manager. We have added additional comments in the form of footnotes to the table appearing on page 10 of our FADOS to more fully reply to this item. Attached hereto as Exhibit A is our "supplemental disclosure", as required by Item 4.C of Industry Guide 5.

      Item 4.D: our Manager does not receive a disproportionate interest in our Company based on its own contribution. We do note however, that our Manager may take its fee in the form of our Company stock, but this will at the prevailing stock price based on NAV calculation available to all investors. Further, our Manager will be subject to all of our restrictions on amount of share ownership.

    Item 8:
      The narrative summary and Prior Performance Tables required by Item 8 of Industry Guide 5 are presented in "Past Performance of Management Team", starting on Page 68.

  Thank you for your suggestion that we review Regulation 14E.
    We added additional material to page 54, to more fully disclose the cap placed on the share redemption program, and that an overly subscribed redemption period will be handled pro-rata.

    We added additional material to page 143, to more fully disclose the cap placed on the share redemption program, that an overly subscribed redemption period will be handled pro-rata, how shareholders will be notified of changes, and the factors our Board of Directors will consider when modifying or suspending our Share Redemption Program.

  Thank you for your suggestion that we review Regulation M and the class exemptive letter granted Alston & Bird LLP dated October 22, 2007 ("REIT Regulation M Exemption"). We have reviewed Regulation M and the REIT Regulation M Exemption, we have concluded that our Share Redemption Program complies.
    We added an additional comment to page 143 of our FADOS to clarify that shares we purchase under our Share Redemption Program will never be purchased at a price that exceeds the then current public offering price at the time the Redemption Request is made.

  We have updated the cover page of our FADOS to specify that the offering will terminate on February 12, 2022, unless amended otherwise.

  We have updated page 11 of our FADOS to disclose how investment opportunities will be secured for our REIT and the conditions under which principals of our Manager are allowed to divert opportunities to other ongoing programs.

  We have added additional disclosure to page 11 of our FADOS about our acquisition strategy of purchasing tax deeds and the associated risks. Please see page 22 for some of the risks involved with our strategy of purchasing tax deeds.

  We have updated our Subscription Agreement and our FADOS to remove this language.

  We have updated page 60 of our FADOS to describe the techniques and inputs our Manager expects to use when determining a fair market value for our investment assets and liabilities.

  We have updated page 60 of our FADOS to disclose that our Manager will use 3rd party appraisals as the basis for our NAV. Further, we added how we will inform potential and current investors about changes in our offering price. Attached hereto as Exhibit B is our template for future NAV disclosures, which is subject to stylistic but not content changes. We will provide this NAV disclosure to current shareholders every quarter.

  We have updated page 62 of our FADOS to provide the timeline for our website.

  Thank you for pointing out Rule 251(d)(3)(i)(F) of Regulation A.
    Mechanics of our Offering:
      Potential investors will be directed to our website portal. The portal will walk the potential investor through the process of subscribing, provide all necessary information and disclosures, allow the potential investor to electronically sign all necessary documents, and allow the potential investor to wire funds.
      Funds received from subscribers while subscribing will be held in an escrow account until:
        the minimum amount is raised for the first "closing", and
        when an amount deemed appropriate has been raised for subsequent closings.

      When we hold a closing, we will move the funds in the escrow account into our operating accounts for use, and we will cause our transfer agent to issue shares to those that subscribed.

      Factors we will consider when deciding to hold subsequent holdings include: current operating funds, fees charged by our escrow company by moving funds out of escrow, industry health, identified opportunities, and other appropriate factors.

      Subscribers will not be shareholders of our company until such time as we accept the subscription, move the money out of escrow, and issue them shares. Until they become shareholders, subscribers have the right to cancel their subscription and receive back all of the funds they submitted with the subscription.

    How these mechanics are appropriate under Rule 251(d)(3)(i)(F) of Regulation A:
      Rule 251(d)(3)(i)(F) allows an issuer to hold a continuous offering under Regulation A for a period of up to 3 years, until a new offering statement would be required. As reflected in our reply to comment 4, we intend for this offering to be continuous for a three year period after qualification. Further, we may choose to file a new offering statement, as allowed by Rule 251(d)(3)(i)(F).

      Our closings are an internal mechanism whereby subscribers are converted into actual shareholders, and funds moved out of escrow. These "closings" do not represent an end of the continuous offering and the start of a new continuous offering.

      This internal mechanism allows us to manage the amount of fees charged by our escrow provider, which are capped after a certain amount. This internal mechanism also allows us to manage our available funds and account for business and industry factors.

  We have updated page 150 of our FADOS to specify whether we will reimburse our Manager.

  We have updated page 10 of our FADOS to clarify that our Manager will not be paid the Asset Management Fee until the second quarter of 2019.

  We have added additional disclosure to page 10 of our FADOS to clarify how our Manager will determine what part of our NAV is not attributable to investment.

  We have added additional comments, our audited financial statements, which start on page 154 of the FADOS. We have added the full report of our Auditing Accountant starting on page 159.

  We have updated our Subscription Agreement to clarify that the forum provisions apply to the Subscription Agreement and removed reference there to the Management Agreement.

  We have added additional disclosure to clarify the chart in Exhibit 15(b)(1), and updated the graphic. Further this exhibit has been moved into the body of the FADOS at Item 9, page 68 to answer Industry Guide 5, Item 8. We have further added additional information on our other past funds and their balance sheets.

  We have updated our FADOS to clarify the relative amount of investment holdings of each fund.

  The balance sheets and financial information provided in our answer to Comment 17, are full financial data and no longer projections. When determining a fair market value, the methodologies and significant assumptions taken into account were the real estate industry as a whole, the Manager's experience in the market venue, and comparative sales in the market venue. We have added this information to the FADOS as an additional comment on page 68.

  The balance sheets of our prior funds presented in our answer to Comment 17, are full year end balance sheets and are no longer projections.

  We have updated our disclosure in 15(b)3 to be a detailed 5 year financial projection. We no longer characterize the tables as a pro-forma, but as a projection.

  We have updated the tables on pages 6-37 of Exhibit 15(b)3 to clearly label both axes. We can provide a fairly reliable five year projection based on our Manager's experience in the real estate industry, and history with similar past programs.

Kind regards,

/s/ Jack Jmaev

Attorney for RAD Diversified REIT, Inc.